Exhibit 9

Information about the Designated Compliance Officer of Morningstar Credit Ratings, LLC

Name

Guy Calo

Employment History

- **DBRS, Inc. (New York, NY)**
  Designated Compliance Officer of DBRS, September 2015 to present
  Vice President, Regional Compliance Officer for US, December 2013 – August 2015

- **Knight Capital Americas, LLC (Jersey City, NJ)**
  Regulatory Counsel/Vice President - Regulatory Inquiries, May 2011 – November 2013

- **Financial Industry Regulatory Authority (FINRA)(New York, NY)**
  Principal Examiner, September 2008 – May 2011
  Associate Principal Examiner, August 2007 – August 2008

- **Cerussi & Spring, PC (White Plains, NY)**
  Senior Litigation Attorney, June 2004 - August 2007

- **Stephen Jeffries & Associates (New York, NY)**
  Associate Attorney, December 2001 – December 2002

- **Labbate Balkan Colavita & Contini, LP (Garden City, NY)**
  Associate Litigation Attorney, September 2000 – November 2001

Post Secondary Education

Fordham University School of Business, M.B.A, May 2004
Villanova University School of Law, J.D., June 2000
Long Island University, B.A., May 1997

Whether employed full-time or part-time: Full Time